UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of July 2006

                          AMERICAN GOLDRUSH CORPORATION
                   ------------------------------------------
                               (Registrant's Name)

                       Suite 708, 1155 West Pender Street
                         Vancouver, B.C., Canada,V6E 2P4
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
    ----------------



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Property Acquisition

On July 14, 2006, American Goldrush Corp. (the "Company"), a Canadian corporation, executed a Property Option Agreement (the "Agreement") with James Sorrell ("Optionor") granting the Company the right to acquire a 100% undivided interest in a mineral exploration property covering mining interests in Arizona currently issued to the Optionor. The property, known as the Margarita Property (the "Property"), consists of 39 unpatented claims covering approximately 640 acres in Santa Cruz County, Arizona.
Simultaneous with the execution and delivery of the Property Option Agreement, the Company paid the Optionor USD $35,000. The Company may exercise the option by making cash payments totaling USD $860,000 (including the USD $35,000 paid upon execution of the agreement) by May 31, 2012 and incurring net expenditures on the Property of at least USD $675,000 by May 31, 2009.
Minimum payments and expenditures due under the Agreement are summarized as follows:

---------------------------------- --- ------------------ ---- -----------------
                                           Property                  Work
                                           Payments              Expenditures
---------------------------------- --- ------------------ ---- -----------------
                                               $USD                    $USD
Upon Execution of the Agreement    $         35,000       $               -
By May 31, 2007                              50,000                  75,000
By May 31, 2008                             100,000                 300,000
By May 31, 2009                             125,000                 300,000
By May 31, 2010                             150,000                       -
By May 31, 2011                             200,000                       -
By May 31, 2012                             200,000                       -
---------------------------------- --- ------------------ ---- -----------------

                                   $        860,000       $         675,000
---------------------------------- --- ------------------ ---- -----------------
Since our payment obligations are non-refundable, if we do not make any payments, we will lose any payments made and all our rights to the Property. If all said payments are made, then we will acquire all mining interests in the Property subject to a 2% Net Smelter Royalty ("NSR") retained by the Optionor. Within 90 days of completion of a bankable feasibility study, the Company may purchase the NSR from the Optionor for USD $500,000 for each 1% of the NSR purchased (USD $1,000,000 for the Optionor's entire 2% NSR). If the Company fails to make any payment when due, the Agreement gives the Company a 60-day grace period to pay the amount of the deficiency. Furthermore, both the Company and the Optionor have the right to assign, sell, mortgage or pledge their rights in the Agreement or on the Property. In addition, any mineral interests staked, located, granted or acquired by either the Company or the Optionor which are located within 5 miles of the Property will be included in the option granted to the Company.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. The Company also has the right to terminate the Agreement by giving notice to the Optionor.

Finder's Fee Agreement

On July 14, 2006 in relation to the Company entering into the Margarita Property Option Agreement, the Company entered into a Finder's Fee Agreement with Fred Brost. The Company has agreed to pay a fee equal to 10% of the Property Option Payments made to the Optionor during the first three years of the Property Option Agreement. It is estimated that if the Company makes all of the scheduled property option payments to the Optionor, the amount paid under the Finder's Fee Agreement will be USD $31,000. If the Company terminates the Margarita Property Option Agreement, the Company will not owe any further payments under the Finder's Fee Agreement. If it has not been terminated earlier, the Finder's Fee Agreement will terminate automatically on July 14, 2009.

For all the terms and conditions of the Property Option Agreement, reference is hereby made to such agreements annexed hereto as Exhibits 10.1 and 10.2. All statements made herein concerning the foregoing agreement are qualified by reference to Exhibits 10.1 and 10.2.

(a) Exhibits.

10.1 Property Option Agreement dated as of July 14, 2006, between James Sorrell and American Goldrush Corp.
10.2 Finder's Fee Agreement dated July 14, 2006 between Fred Brost and American Goldrush Corp.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                          AMERICAN GOLDRUSH CORPORATION

                                            By: __/s/____________
                                            Name: Andrew Gourlay
                                            Title: President

Date:    July 14, 2006